03019278

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Air Products and Chemicals, Inc.
(Exact Name of Registrant as Specified in Charter)

0000002969
(Registrant CIK Number)

Form 10-K/A for fiscal year ended 9/30/02
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

1-4534
(SEC File Number)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, 18195-1501, March 28, 2003.

AIR PRODUCTS AND CHEMICALS, INC.
(Registrant)

By: [signature]
W. Douglas Brown
Vice President, General
Counsel and Secretary
(Title)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

AMENDMENT NO. 1

AMENDMENT TO FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Air Products and Chemicals, Inc.
(Exact name of registrant as specified in charter)

Commission file number 1-4534

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended September 30, 2002, as set forth in the pages attached hereto:

ITEM 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) 2. Financial Statement Schedules. The financial statements and schedules for registrant's Retirement Savings and Stock Ownership Plan for fiscal year ended September 30, 2002.

3. Exhibits. The following exhibits are hereby added to the Exhibits originally filled with the Form 10-K for the fiscal year ended September 30, 2002.

(99) Additional Exhibits.

99.1 Information required by Form 11-K for registrant's Retirement Savings and Stock Ownership Plan.

99.2 Consent of Independent Public Accountants

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

Air Products and Chemicals, Inc.
(Registrant)

Dated: March 28, 2003

By: [signature]
W. Douglas Brown
Vice President, General
Counsel and Secretary

INDEX TO EXHIBITS

99.1 Information required by Form 11-K for registrant's Retirement Savings and Stock Ownership Plan.

99.2 Consent of Independent Public Accountants

EXHIBIT 99.1

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

A. Full title of the plan: AIR PRODUCTS AND CHEMICALS, INC. RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN.

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office: AIR PRODUCTS AND CHEMICALS, INC., 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195-1501.

EXHIBIT 99.2

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

See Page 4 of Exhibit 99.1.

AIR PRODUCTS AND CHEMICALS, INC.

RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

INDEX TO

FINANCIAL STATEMENTS AND SCHEDULES

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Telephone 267 256 7000
Fax 267 256 7200

INDEPENDENT AUDITORS' REPORT

To Air Products and Chemicals, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan (the "Plan") as of 30 September 2002, and the related statement of changes in assets available for benefits for the year ended 30 September 2002 and the supplemental schedule as of 30 September 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of Air Products and Chemicals, Inc. Retirement Saving and Stock Ownership Plan as of 30 September 2001, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated 22 March 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the plan as of 30 September 2002, and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of 30 September 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
27 March 2003

ANDERSEN

Report of independent public accountants

To Air Products and Chemicals, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan (the Plan) as of 30 September 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of 30 September 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of 30 September 2001 and 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Philadelphia, Pennsylvania
22 March 2002

The report above is a copy of a previous report and has not been reissued by Arthur Andersen LLP.

KPMG

1601 Market Street
Philadelphia, PA 19103-2499

Telephone 267 256 7000
Fax 267 256 7200

INDEPENDENT AUDITORS' CONSENT

To Air Products and Chemicals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-99497) on Form S-8 of Air Products and Chemicals, Inc. of our report dated 27 March 2003 with respect to the statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan as of 30 September 2002, and the related statement of changes in the net assets available for benefits for the year then ended, and the supplemental schedule of assets held for investment purposes, included in this Form 10-K/A, Amendment No. 1 to the Annual Report on Form 10-K of Air Products and Chemicals, Inc. for the year ended 30 September 2002.

KPMG LLP

Philadelphia, Pennsylvania
28 March 2003

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF 30 SEPTEMBER 2002 AND 2001

(in thousands)	30 September	
ASSETS:	2002	2001
Investments		
Money Market Fund	$ 26,486	$ 30,795
Fixed Income Securities Fund	175,999	136,074
Short-Term Corporate Bond Fund	19,465	17,332
Balanced Fund	59,298	43,115
Index Stock Fund	70,890	92,132
Growth and Income Stock Fund	123,933	162,996
Growth Stock Fund	26,350	33,778
International Stock Fund	22,889	23,448
Growth and Income Stock Fund II	7,700	8,364
Capitalization and Equity Fund	19,121	17,051
Company Stock Fund	384,902	398,207
Total Investments	937,033	963,292
Receivables		
Employee Contribution Receivable	2,959	2,993
Employer Contribution Receivable	1,028	1,116
Accrued Interest and Dividends	2,756	2,894
Total Receivables	6,743	7,003
Participants Loans Receivable	19,414	21,439
Total Assets	963,190	991,734
LIABILITIES:		
Payables and Accrued Liabilities	(2,187)	(78)
Total Liabilities	(2,187)	(78)
NET ASSETS AVAILABLE FOR BENEFITS	$ 961,003	$ 991,656

See accompanying notes to the financial statements.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED 30 SEPTEMBER 2002 AND 2001

(in thousands)

	2002	2001
CONTRIBUTIONS:		
Employee	$ 39,848	$ 38,293
Employer	14,162	14,341
	54,010	52,634
INVESTMENT INCOME:		
Interest	11,609	11,685
Dividends	16,540	42,381
	28,149	54,066
DISTRIBUTIONS TO PARTICIPANTS	(80,235)	(85,214)
Net Depreciation in Fair Value of Investments	(32,030)	(72,942)
ADMINISTRATIVE EXPENSES	(547)	(501)
NET DECREASE	(30,653)	(51,957)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	991,656	1,043,613
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 961,003	$ 991,656

See accompanying notes to the financial statements.

AIR PRODUCTS AND CHEMICALS, INC.

RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1) **Description of the plan:**

The following description of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain full-time and part-time salaried and non-union hourly employees of Air Products and Chemicals, Inc. (the Company) and designated subsidiaries who have completed at least 30 days of service. Participants of the Plan are entitled to make Before-Tax Contributions and After-Tax Contributions as allowed by sections 401(k) and 401(m) of the Internal Revenue Code (the Code). Company matching contributions are made under Code section 401(m). See further discussion below.

Administration

The Plan is administered by the Director of Compensation and Benefits who is the ERISA Plan Administrator. The Employee Benefit Plans Committee appointed by the Board of Directors has oversight responsibility for Plan administration and investment of Plan assets. State Street Bank and Trust Company (State Street) is the Trustee of the Plan.

Participation

Subject to certain Code restrictions, participants may elect to contribute from 3 percent to 16 percent, in whole percentages, of compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. The contributions may be made on a before-tax of after-tax basis. The before-tax basis allows a participant to defer recognition of income for federal income tax purposes. The Company will match certain contributions as follows:

- 75 cents for each one dollar of the first 3 percent of base pay that is contributed if it is before-tax, plus
- 25 cents for each one dollar of the next 1 percent, 2 percent or 3 percent of base compensation that is contributed either before-tax or after-tax

Contribution Percentage Changes - Contribution percentage changes must be submitted by 4:00 p.m. (Eastern Time) on the last New York Stock Exchange (NYSE) business day on or before the fifteenth of the month to be effective in the first pay of the following month.

Rollovers - A participant or any other employee who is entitled to make a "rollover contribution" to the Plan under the Code, may make a cash contribution to the Plan of all or a portion of any such rollover contribution amount

Withdrawal Provisions - Upon application no sooner than twelve (12) months after any earlier withdrawal by him or her,

(a) a participant may withdraw all or a portion of his or her after-tax contributions and earnings thereon at any time.

(b) after withdrawing all amounts credited to his or her after-tax accounts described in subparagraph (a), a participant may withdraw any matured Company matching contributions, that is, Company matching contributions and earnings thereon which have been credited to his or her accounts for two years after the end of the plan year.

(c) after withdrawing all amounts credited to his or her after-tax accounts described in subparagraph (a) and in his or her matured Company matching contributions accounts described in subparagraph (b) above, a participant may withdraw before-tax contributions upon

(i) attaining age 59-1/2 or

(ii) providing satisfactory evidence that the withdrawal is required on account of a "hardship". Hardship withdrawals will be limited to situations in which a participant has an immediate and heavy financial need and a distribution from the Plan is necessary to meet that need. A Plan loan must be pursued first. A hardship withdrawal may be made without regard to whether any other withdrawal has occurred within the last twelve months and will result in the suspension of the right to participate in the Plan for the next twelve months. A hardship withdrawal cannot include earnings accrued after 31 December 1988.

Participants have no right to withdraw any unmatured Company matching contributions or any earnings thereon. The matching contributions in the Plan vest two years after the end of the Plan Year during which they are added to a participant's account.

A participant, upon separation of employment, is entitled to receive all amounts credited to his or her account, including before-tax, after-tax and Company matching contributions. This distribution will automatically occur on or about sixty days after the end of the month employment ends if the participant's account balance is less than $5,000 or for any outstanding loan balance which is not paid off within the sixty days. Participants may elect to roll distributions over directly into another qualified plan or Individual Retirement Account. Otherwise, distribution of the participant's account balance will be deferred until the earlier of age 70 1/2, death, or written election to withdraw all amounts in the participant's Plan account.

<u>Participant Loans</u> - The Trustee may make a loan or loans to any participant upon his or her request through the Information Line or website. The loan may be made in an amount that when added to the outstanding balance of any other loan, will not exceed the lesser of (i) $50,000 reduced by any loan amounts repaid during the preceding year, or (ii) one-half of the present value of the Plan benefit of the participant. The loan must be adequately secured, bear a reasonable interest rate and be repaid within a maximum of five years, unless such loan is for a principal residence, in which case the loan is to be repaid in a maximum of 25 years.

Loan principal and interest repayments are credited directly to the borrowing participant's Plan accounts and invested in accordance with the participant's then-current investment directions. At the time of a participant's termination of employment, the participant must repay the full principal amount remaining in order to avoid a distribution of the loan balance.

Investment Directions - Participants may elect to have their contributions to the Plan invested in the following funds in multiples of 1 percent, as long as the percentages total 100 percent:

(a) Money Market Fund
(State Street Yield-Enhanced Short-Term Investment Fund)
This Fund is structured with high quality money market instruments and other debt investments offered at longer maturities.

(b) Fixed Income Securities Fund
(State Street Stable Fixed Income Fund for Employee Benefit Trusts)
This Fund invests in several different investment contracts with insurance companies and banks which provide for return of principal and fixed or variable interest.

(c) Short-Term Corporate Bond Fund
(Vanguard Fixed Income Securities Fund - Short-Term Corporate Bond Portfolio)
This Fund's bond selection seeks a high level of current income by investing in relatively short maturity investment grade bonds.

(d) Balanced Fund
(Dodge & Cox Balanced Fund)
This Fund seeks to provide regular income, conservation of principal, and an opportunity for long-term growth of principal and income through investments in a diversified portfolio of common stocks, preferred stocks, bonds, and cash equivalents.

(e) Index Stock Fund
(State Street S&P500 Flagship Fund)
This Fund seeks to provide investment results that parallel the performance results of the Standard and Poor's 500 Index by investing in common stocks of companies that comprise this index.

(f) Growth and Income Stock Fund
(Vanguard/Windsor Fund)
This Fund seeks to generate long-term growth of capital as well as income from dividends. This Fund invests in common stocks of mid to large companies that are out of favor or undervalued.

(g) Growth Stock Fund
(SEI Large Cap Growth Fund)
This Fund seeks long-term growth of principal within the arena of large capitalization growth stocks.

(h) International Stock Fund
(Templeton Foreign Fund)
This Fund seeks long-term capital growth through a flexible policy of investing in stock and debt securities of companies and governments which are outside the United States.

(i) Growth and Income Stock Fund II
(Vanguard/Windsor II Fund)
This Fund seeks to generate long-term growth of capital as well as income from dividends. This Fund invests in common stocks of large companies that are out of favor or undervalued.

(j) Capitalization and Equity Fund
(SEI Small Cap Equity Fund)
This Fund seeks long-term capital growth within the arena of small capitalization companies.

(k) Company Stock Fund
(Common Stock of Air Products and Chemicals, Inc.)
This Fund is a non-diversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated within certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and may impact the amounts reported in the statements of net assets available for benefits.

Changes in investments can apply to future contributions or accumulated savings or both. Participants may change the investment direction of their future contributions effective with the current month's contribution if completed by 4:00 p.m. (Eastern Time) on the last NYSE business day of the current month. A transfer of accumulated savings completed by 4:00 p.m. (Eastern Time) will be effective the same NYSE business day and will be reflected in the participant's records the next NYSE business day.

Participants may not redirect accumulated savings directly from the Fixed Income Securities Fund to the Money Market Fund or the Short-Term Corporate Bond Fund. Participants age 50 or older may redirect matured Company matching contributions to any of the other funds.

The fair market value of individual investments that represent 5 percent or more of the Plan's total net assets available for benefits as of 30 September is as follows:

(in thousands)

	Current Value	
Investment	**2002**	**2001**
Fixed Income Securities Fund (contract value)	$162,359	$ 123,516
Balanced Fund	59,298	------
Index Stock Fund	70,880	92,179
Growth and Income Stock Fund	123,933	162,996
Company Stock Fund	369,413	392,836

(2) **Basis of accounting:**

The accompanying financial statements have been prepared on the accrual basis of accounting. The Company has elected to file with the Securities and Exchange Commission financial statements prepared in conformity with guidelines issued under the Employee Retirement Income Security Act of 1974, as amended.

Purchases and sales are recorded on a trade date basis.

Net depreciation in fair value of investments includes net realized gains (losses) on disposal of investments and the increase (decrease) in unrealized appreciation (depreciation) of investments during the year. The fixed income securities fund is stated at contract value while all other investments are stated at current value based on quoted market prices. See Note 3.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period. Actual results could differ from these estimates.

(3) **Fixed Income securities fund:**

Contributions made to the Fixed Income Securities Fund are invested in investment contracts with insurance companies and banks. The funds in the portfolio are reported at contract value as the contracts held are deemed fully benefit-responsive. The fair value of the contracts in this portfolio is $177,649,000 at 30 September 2002. The crediting interest rate and average yield was 6.03% and 6.53% for the years ended 30 September 2002 and 2001, respectively. The balance on the Statement of Net Assets Available for Benefits includes cash to be used for the purchase of contracts.

The investment contracts within the Fund provide fixed crediting interest rates for the entire contractual term of the contracts. The Fund's crediting interest rates for the years ended September 30, 2002 and 2001 were 5.50% and 6.18%, respectively.

No valuation reserves were recorded against the Fund at September 30, 2002 and September 30, 2001.

(4) **Federal income taxes applicable to the plan:**

The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated as of June 1, 1996, meets the requirements of Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

(5) **Expenses of the plan:**

All reasonable third-party fees and expenses for administration of the Plan have been paid out of the Plan trust, including (but not limited to) trustee fees, record keeping fees, audit fees, proxy voting fees, and communication costs. Such costs are paid from the Plan trust as a basis point charge to the unit value of Plan investment funds. Expenses incident to the management of the securities and other investments in the investment funds are also deducted from or payable out of the income of the respective securities or other investments.

(6) **Plan termination**:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7) **Reconciliation to Form 5500**:

The current value of the Fixed Income Securities Fund at year-end is recorded in the Plan's Form 5500. The contract value of this Fund is recorded in the accompanying statements of net assets available for benefits and statements of changes in net assets available for benefits for financial statement purposes.

The following table reconciles both the changes in net assets available for benefits and the net assets available for benefits per the financial statements to the Form 5500 as filed by the Company.

(in thousands)

	Changes in Net Assets Available for Benefits September 30, 2002	Net Assets Available for Benefits September 30, 2002
Per financial statements	$ (30,653)	$ 961,003
Prior Year Fixed Income Securities Fund adjustment	----	5,135
Current Year Fixed Income Securities Fund adjustment	10,156	10,156
Per Form 5500	$ (20,497)	$ 976,294

. (8) **Net change in fair value of investments**:

The net appreciation (depreciation) in fair values of investments for the year ended 30 September 2002 are as follows:

Short Term Corporate Bond Fund	(190)
Balanced Fund	(5,425)
Index Stock Fund	(19,118)
Growth and Income Stock Fund	(37,520)
Growth Stock Fund	(7,814)
International Stock Fund	(1,511)
Growth and Income Stock Fund II	(1,903)
Small Cap Stock Fund	(3,576)
Company Stock Fund	45,027
	$ (32,030)

(9) **Related party transactions**:

The Plan invests in securities which are investment options of State Street, the trustee of the Plan. The fair value of the assets invested in State Street Funds is $304,155,000 and $269,576,000 at 30 September 2002 and 2001, respectively. This represents 32 and 27 percent of net assets available for plan benefits at 30 September 2002 and 2001, respectively.

The Plan holds employer stock valued at $369,413,000 and $392,836,000 at 30 September 2002 and 2001, respectively. This represents 38 and 40 percent of net assets available for plan benefits at 30 September 2002 and 2001, respectively.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
ITEM 4i - SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES

EIN 23-1274455 PN001

(in thousands)

Identity Of Issue	Description	30 September 2002 Cost	30 September 2002 Current Value	30 September 2001 Cost	30 September 2001 Current Value
* Money Market Fund					
State Street Yield-Enhanced Short-term Investment Fund	Money Market Fund Par Value	$ 26,486	$ 26,486	$ 30,795	$ 30,795
* Fixed Income Securities Fund	Guaranteed Income Contracts				
Stable Fixed Income Fund for Employee Benefit Trusts	6.03% and 6.53% (avg yield) 2002 and 2001, respectively	162,359	177,649	123,516	128,651
Short-Term Corporate Bond Fund	Mutual Fund Shares				
Vanguard Fixed Income Securities Fund-	1,805,645 Shares	19,326	19,465	-	-
Short Term Corporate Bond Portfolio	1,581,377 Shares	-	-	17,006	17,332
Balanced Fund	Mutual Fund Shares				
Dodge & Cox Balanced Fund	1,016,766 Shares	66,171	59,298	-	-
	692,714 Shares	-	-	44,931	43,115
* Index Stock Fund	Mutual Fund Shares				
State Street S&P500 Flagship Fund	496,671 Shares	91,034	70,880	-	-
	513,896 Shares	-	-	94,247	92,179
Growth and Income Stock Fund	Mutual Fund Shares				
Vanguard/Windsor Fund	3,384,289 Shares	179,583	123,933	-	-
	11,609,415 Shares	-	-	173,852	162,996
Growth Stock Fund	Mutual Fund Shares				
SEI Large Cap Growth Fund	2,031,600 Shares	61,887	26,350	-	-
Fidelity Advisory Growth Opportunities Fund	2,020,204 Shares	-	-	69,410	33,778
International Stock Fund	Mutual Fund Shares				
Templeton Foreign Fund	2,843,332 Shares	27,912	22,889	-	-
	2,742,427 Shares	-	-	27,314	23,448
Growth and Income Stock Fund II	Mutual Fund Shares				
Vanguard Windsor II Fund	217,514 Shares	10,092	7,700	-	-
	338,903 Shares	-	-	9,225	8,364
Capitalization and Equity Fund	Mutual Fund Shares				
SEI Small Cap Fund	1,996,905 Shares	26,547	19,121	-	-
	1,581,771 Shares	-	-	21,920	17,051
* Company Stock Fund	Common Stock				
Air Products and Chemicals, Inc.	8,793,460 Shares	201,601	369,413	-	-
	10,182,362 Shares	-	-	217,481	392,836
* State Street Bank & Trust Co.	Temporary Investments				
Short-Term Investment Fund	Par Value	29,130	29,140	17,951	17,882
Total Investments		902,128	952,324	847,648	968,427
Participants' Loans Receivable	7.0% to 12.5%	-	19,345	21,439	21,439
Assets Held for Investment Purposes		$ 902,128	$ 971,669	$ 869,087	$ 989,866

* Represents investments with a party-in-interest